Exhibit 12.1

                            MAVERICK TUBE CORPORATION
                       Ratios of Earnings to Fixed Charges
                          (in thousands except ratios)

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:



                                             Nine                                                     Three
                                            Months                                                   Months
                                            Ended                          Year Ended                Ended            Year Ended
                                         September 30,                    December 31,              December 31,      September 30,
                                      2003         2002          2002          2001         2000       1999        1999      1998
                                 ------------------------     -----------------------------------   -----------  -------------------

Pretax income (loss) from
continuing operations              $14,303       $5,979         $6,527      $60,466      $33,463       $4,346   $(5,445)    $29,885
                                   -------       ------         ------      -------      -------     --------   -------     -------
Fixed Charges:
   Interest expense including
     amortized debt issuance
     costs                           7,153        2,763          4,325        3,090        3,177          285     2,271       2,073
   Capitalized interest                259          262            616        1,251        2,937          249       543         355
   Interest portion of rent
   expense (1)                         906        1,026          1,368        1,452        1,260          286     1,025         723
                                    ------        -----          -----       ------       ------          ---     -----         ---
Total Fixed Charges                 $8,318       $4,051         $6,309       $5,793     $  7,374         $820    $3,839      $3,151
                                    ------       ------         ------       ------     --------         ----    ------      ------
Plus amortization of capitalized
  interest
Less capitalized interest              285          285            380          380          380           46       168         131
                                       259          262            616        1,251        2,937          249       543         355

Earnings (loss)                    $22,647      $10,053      $  12,600     $ 65,388     $ 38,280      $ 4,963   $(1,982)    $32,812
                                   =======      =======       =========    ========      =======     ========   =======     =======

Ratio of Earnings to Fixed
Charges(2)                             2.7          2.5            1.9         11.3          5.2          6.1       N/A        10.4

Deficiency in Earnings(3)              N/A          N/A            N/A          N/A          N/A          N/A    $5,822         N/A


(1) Calculated as one-third of rent expense, which is a reasonable approximation of the interest factor.

(2) This ratio is computed by dividing the earnings by the total fixed charges for the applicable period. Earnings is defined as pre-tax income from continuing operations, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges represent total interest charges (including capitalized interest), capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(3) Due to the pretax losses for the year-ended September 30, 1999, the ratio coverage was less than 1:1.
